January 17, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Registration Statement on Form F-4
           Filed December 23, 2024
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2024 letter.
 January 17, 2025
Page 2



Registration Statement on Form F-4 filed December 23, 2024
Background of the Business Combination, page 119

1.     We note your response to prior comment 2. Please address the following:
           We note that as of March 31, 2024, Alps has not commenced operations for its
         Car-T, NK Cells and blood testing segments. Please disclose if and when these operations have started subsequent to March 31, 2024; and
           Please specifically disclose on page 122 your basis for assuming that the NK Cell,
         Car-T and Mesenchymal Stem Cells treatments can be utilized under compassionate use at your projected scale and growth rate, as well as the current
         status of the pending regulatory approval.
Executive Compensation
Globalink, page 266

2. Please update your executive compensation disclosure to include compensation for
       Globalink's most recently completed fiscal year. Refer to Item 402 of Regulation S-K.
Note 9. Investment in Associates, page F-83

3. We note your response to prior comment 4. Please revise and ensure that each column
       of the restated financial statements are labeled as    restated    on
the face of each
       respective financial statement. In addition, please tell us what consideration you gave to providing financial information pursuant to Rule 3-09 of Regulation S-X in regards to your investment in Cilo Cybin Holdings Limited.

Exhibit 23.2, page EX-23

4. If your auditor uses one consent to cover all three sets of financial statements for three entities, please have your auditor revise to clearly and separately refer to each entity name, the related financial statement periods consistent with the auditor's report, and specific dates of auditor's report including both original and updated report dates.
General

5.     We note your response to prior comment 7 and reissue the comment in part. Your
       disclosure states that you are "no longer in compliance with Nasdaq listing rules" and that "[f]ollowing the desilting of [y]our securities from the Nasdaq, PubCo may face increased difficulties and uncertainties in meeting the initial and continued listing
       requirement of Nasdaq..." You also disclose that Globalink   s units,
common stock,
       public warrants and public rights are traded on the OTC Pink. Please revise to update
       your disclosure to clearly disclose that Globalink   s securities have
been delisted from
       Nasdaq and whether you believe it is possible for Globalink to regain compliance with the continued listing requirements of Nasdaq. Additionally, because one of the conditions to the consummation of the business combination is the listing by Nasdaq of the PubCo ordinary shares and PubCo warrants and satisfaction of initial and
 January 17, 2025
Page 3

       continued listing requirements as disclosed on page 29, please update your disclosure to address whether you expect to be able to satisfy the conditions to the consummation of the business combination. If you plan to seek a waiver or amendment of this closing condition, please explain this clearly along with the associated risks.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jenny Chen-Drake, Esq.